Exhibit 21.1

Subsidiaries of Grayscale Investments, Inc.

Name of Subsidiary	Jurisdiction of Organization

Grayscale Operating, LLC	Delaware
Grayscale Advisors, LLC	Delaware
Grayscale Securities, LLC	Delaware
Grayscale Investments Sponsors, LLC	Delaware